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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

MAY 2 0 2004

155

SEC FILE NUMBER

8- 31508

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2003 AND ENDING December 31, 2003

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Money Management Advisory, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

102 West Street Road

(No. and Street)

Feasterville   PA   19053-7817
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
David Mock   (215) 322-7670
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Parente Randolph, LLC

(Name – if individual, state last, first, middle name)

1427 Chew Street	Allentown	PA	18012
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

PROCESSED

JUL 06 2004

THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, ___David Mock___ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

___Moeney Management Advisory, Inc.___ , as

of ___December 31___ , 20 _03_ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_N/A_

NOTARIAL SEAL
KAIRINA C. PIOTROSKI
Notary Public
WARRVILLE TWNSHP, BUCKS CNTY
Commission Expires Jan 6, 2008

_____
Signature

_____
Title

___Katrina C. Piotroski___
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MONEY MANAGEMENT ADVISORY, INC.

FINANCIAL STATEMENTS
FOR THE YEAR ENDED
DECEMBER 31, 2003
&
INDEPENDENT AUDITORS' REPORT
&
ADDITIONAL INFORMATION

TABLE OF CONTENTS

INDEPENDENT AUDITORS' REPORT

To the Stockholders of
Money Management Advisory, Inc.:

We have audited the accompanying statement of financial condition of Money Management Advisory, Inc. (the "Company") as of December 31, 2003, and the related statements of income, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Money Management Advisory, Inc. as of December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with the accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information, as listed in the accompanying table of contents, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Parente Randolph, LLC

Allentown, Pennsylvania
April 8, 2004

MONEY MANAGEMENT ADVISORY, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2003

	2003
ASSETS	
CASH	$ 31,606
COMMISSIONS RECEIVABLE	73,740
OTHER RECEIVABLES	5,953
PREPAID EXPENSE	5,035
ADVANCE TO OFFICER	3,752
PROPERTY AND EQUIPMENT, NET	26,846
TOTAL	$ 146,932
LIABILITIES AND STOCKHOLDERS' EQUITY	
COMMISSIONS PAYABLE	$ 12,179
ACCOUNTS PAYABLE	17,086
OTHER LIABILITIES	3,521
NOTE PAYABLE	674
Total liabilities	33,460
STOCKHOLDERS' EQUITY	113,472
TOTAL	$ 146,932

See Notes to Financial Statements

MONEY MANAGEMENT ADVISORY, INC.

STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2003

	2003
REVENUES:	
Commissions, net	$ 647,707
Interest income	9
Total revenues	647,716
EXPENSES:	
Advertising	13,369
Auto	10,908
Claims settlement	5,000
Commission	250,462
Computer	3,897
Depreciation	10,914
Dues and subscriptions	724
Education	8,857
Insurance	35,252
Interest	1,335
Lease	3,195
Legal and accounting	7,146
Licenses and fees	12,399
Maintenance and repairs	8,724
Office	5,159
Penalties	82
Postage	12,584
Printing	2,918
Professional fees	1,298
Recruiting	4,116
Rent	52,000
Salaries - office	119,754
Taxes - payroll	10,321
Taxes - other	7,555
Telephone	14,588
Travel and entertainment	13,763
Utilities	12,267
Total expenses	628,587
NET INCOME	$ 19,129

See Notes to Financial Statements

MONEY MANAGEMENT ADVISORY, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2003

| | COMMON STOCK | | RETAINED | |
	SHARES (a)	AMOUNT	EARNINGS	TOTAL
BALANCES, DECEMBER 31, 2002	1,400	$15,100	$ 79,243	$ 94,343
NET INCOME			19,129	19,129
BALANCES, DECEMBER 31, 2003	1,400	$15,100	$ 98,372	$113,472

(a) Authorized 2,000 shares, no par value.

See Notes to Financial Statements

MONEY MANAGEMENT ADVISORY, INC.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2003

	2003
CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 19,129
Adjustments to reconcile net loss to net cash	
provided by operating activities:	
Depreciation	10,914
Changes in assets and liabilities:	
Commissions receivable	1,799
Other receivables	1,407
Prepaid expense	(35)
Commissions payable	2,834
Accounts payable	11,890
Other liabilities	(16,487)
Total adjustments	12,322
Net cash provided by operating activities	31,451
CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchase of property and equipment	(1,814)
Advance to officer	(3,752)
Net cash used in investing activities	(5,566)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Payments on note payable	(7,270)
Borrowings on note payable	810
Net cash used in financing activities	(6,460)
NET INCREASE IN CASH	19,425
CASH, BEGINNING	12,181
CASH, ENDING	$ 31,606
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION,	
Interest paid	$ 1,335

See Notes to Financial Statements

- 6 -

1. NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF OPERATIONS

Money Management Advisory, Inc. (the "Company") operates in the brokerage and investment advisory industry primarily in the Eastern United States and is registered with the Securities and Exchange Commission, the National Association of Securities Dealers and various states. The Company also sells life insurance policies and annuities to individuals primarily in the eastern United States.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

PROPERTY AND EQUIPMENT

Property and equipment are recorded at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets.

COMMISSIONS RECEIVABLE

Commissions receivable are reported at amounts management expects to collect on balances outstanding at year-end. Accounts are charged to bad debt expense when deemed uncollectible based upon periodic review of individual accounts. Commissions receivable are considered fully collectible by management and, accordingly, no allowance for doubtful accounts is considered necessary.

COMMISSION INCOME AND EXPENSES

Commission income and expenses on securities transactions are recorded on a trade date basis.

ADVERTISING

The Company expenses advertising costs as they are incurred. Advertising expense was $13,369.

INCOME TAXES

The Company and its stockholders elected to be taxes as a small business corporation for federal and state income tax purposes. Accordingly, no provision has been recorded for federal and state income taxes as such liabilities are personal liabilities of the Company's stockholders.

2. PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

DESCRIPTION	COST	LESS ACCUMULATED DEPRECIATION	NET
Building improvements	$ 17,546	$ 8,833	$ 8,713
Equipment	16,501	11,161	5,340
Furniture and fixtures	13,466	7,303	6,163
Vehicles	27,500	20,870	6,630
Total	$ 75,013	$ 48,167	$ 26,846

3. COMMISSIONS RECEIVABLE

The Company utilizes the services of a clearing broker to execute securities transactions for the Company's customers. The Company is paid commissions by the clearing broker for all transactions executed on behalf of the Company's customers. The Company has commissions receivable from the clearing broker of $73,740.

4. NOTE PAYABLE

The Company has a note payable to a bank in monthly installments of $28 including interest at 10%, secured by property of the Company and maturing May 2006.

Maturities of the note payable at December 31, 2003 are as follows:

DECEMBER 31

2004	$ 280
2005	309
2006	85
Total	$ 674

5. OPERATING LEASES

The Company has various lease agreements for office equipment, with terms from two to four years. Future minimum payments, by year and in the aggregate, under noncancelable operating leases with initial or remaining terms of one year or more consist of the following:

YEARS ENDING DECEMBER 31:

2004	$ 3,195
2005	3,195
2006	2,658
2007	2,658
Total minimum lease payments	$ 6,391

Rental expense was $3,195.

6. RELATED PARTY TRANSACTIONS

The Company leases its office facilities from a stockholder. The lease expires on June 30, 2009. The minimum annual rentals are as follows:

DECEMBER 31

2004	$ 50,900
2005	50,900
2006	50,900
2007	50,900
2008	50,900
Thereafter	50,900
Total	$ 305,400

Rent can be increased based on the consumer price index at the will of the lessor. Rent expense was $52,000.

Advance to officer requires no specific term of repayment and bears interest, if any, at an agreed upon rate compounded annually, not to exceed the long-term federal statutory interest rate. No interest was earned in 2003.

7. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2003, the Company had net capital of $71,886, which was $66,886 in excess of its required net capital of $5,000. The Company's net capital ratio was .466 to 1 at December 31, 2003.

8. PENSION PLAN

The Company sponsors a simplified employee pension plan covering substantially all of its employees. Participants are permitted, to make elective deferrals from 1% to 15% of their compensation. The Company, at its discretion, can contribute a percentage of the participant's salary. The Company did not contribute to the plan.

9. EXEMPTIVE PROVISIONS OF RULE 15c3-3

The Company is exempt from the reporting requirements of SEC Rule 15c3-3 under Section (k)(2)(ii), which states that the provisions of this rule shall not be applicable to a broker or dealer who, as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rules 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer.

10. CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various brokerage activities in which counterparties primarily include financial institutions. In the event counterparties do not fulfill their obligations, the Company may be subject to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument.

The Company maintains substantially all of its cash balance with a local financial institution. The cash balance is insured to $100,000 by the Federal Deposit Insurance Corporation.

MONEY MANAGEMENT ADVISORY, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2003

COMPUTATION OF NET CAPITAL

TOTAL STOCKHOLDERS' EQUITY QUALIFIED FOR NET CAPITAL	$	113,472
DEDUCTIONS AND/OR CHARGES:		
Nonallowable assets:		
Other receivables		5,953
Prepaid expense		5,035
Advance to officer		3,752
Property and equipment		26,846
Total nonallowable assets		41,586
NET CAPITAL	$	71,886

COMPUTATION OF AGGREGATE INDEBTEDNESS

TOTAL AGGREGATE INDEBTEDNESS LIABILITIES:		
Commissions payable	$	12,179
Accounts payable		17,086
Other liabilities		3,521
Note payable		674
TOTAL AGGREGATE INDEBTEDNESS	$	33,460

COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS

REGULATORY MINIMUM	$	5,000
CALCULATED MINIMUM BASED ON AGGREGATE INDEBTEDNESS	$	2,232
REQUIRED CAPITAL	$	5,000
NET CAPITAL IN EXCESS OF REQUIREMENT	$	66,886
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		0.466 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

INCLUDED IN PART II OF FORM X-17A-5 AS OF DECEMBER 31, 2003:		
Net capital, as reported in Company's Part II (unaudited) FOCUS report	$	68,857
Net audit adjustments		3,029
NET CAPITAL, PER ABOVE	$	71,886

See Notes to Financial Statements

INDEPENDENT AUDITORS' REPORT
ON INTERNAL CONTROL
REQUIRED BY SEC RULE 17a-5
FOR A BROKER-DEALER CLAIMING AN EXEMPTION
FROM SEC RULE 15c3-3

To the Stockholders of
Money Management Advisory, Inc.:

In planning and performing our audit of the financial statements and additional information of Money Management Advisory, Inc. (the "Company") for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons.

2. Recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the stockholders, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Parente Randolph, LLC

Allentown, Pennsylvania
April 8, 2004